

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 10, 2017

Via E-mail
Jean Ho
Chief Financial Officer
Rich Uncles NNN REIT, Inc.
3080 Bristol Street, Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles NNN REIT, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed January 18, 2017**
> **File No. 333-205684**

Dear Ms. Ho:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How will your sponsor and advisor be compensated for their services?, page 9

1. We note your Amended and Restated Advisory Agreement and related disclosure indicating that the Advisor will pay 50% of the pro rata portion of its Asset Management Fee, Subordinated Participation Fee, and Liquidation Fee on a pro rata basis to Large Investors. Please revise to clarify how the Advisor will make these payments and to explain whether the registrant will be involved in the transactions. If the payments are to be made directly from the Advisor to the Large Investors, please clarify whether there are any contractual arrangements between the parties.

If I buy shares, will I receive distributions and how often?, page 14

2. We note your disclosures on pages 14 and 108 regarding "annualized rate of return," which appears to reflect the annualized distribution yield of your declared distributions

from September 2016 through December 2016. As you have not paid distributions at an annualized distribution yield for two or more quarters, please remove the "Annualized Rate of Return" column from pages 14 and 108.

3. We note your disclosures regarding your distributions declared and paid on pages 14, 75, and 108.   Please revise these disclosures to identify the source(s) of cash used to pay your distributions.

Estimated Use of Proceeds, page 39

4. We note your revised disclosure in footnote 2 that you have estimated acquisition fees based on an assumption that half of your acquisition fees are paid by unaffiliated sellers of properties you acquire and that half are paid by you. Please revise your disclosure, where appropriate, to explain the basis for this assumption. Please also consistently disclose the impact of this assumption on your estimated acquisition fees throughout the filing.

Real Estate Investment, page 61

5. We note your investments in Rich Uncles Real Estate Investment Trust I in June, November, and December 2016. Please revise your disclosure to describe the nature of your investments in your affiliated entity, including the rights and economic interests associated with your common stock ownership in Rich Uncles Real Estate Investment Trust I. Please also tell us why you believe it is appropriate to include property-level data of Rich Uncles Real Estate Investment Trust I.

6. Please revise to indicate whether you will continue to invest in Rich Uncles Real Estate Investment Trust I and whether there is any limit on the amount you will invest in the entity. Please also expand upon your disclosure to explain your strategy as it relates to investments in securities of other entities, including but not limited to Rich Uncles Real Estate Investment Trust I.

7. Please revise your disclosure relating to conflicts of interest to address the conflicts that arise from your investments in Rich Uncles Real Estate Investment Trust I. By way of example only, it appears from this arrangement that your Advisor and Sponsor may be receiving an asset management fee from both you and Rich Uncles Real Estate Investment Trust I based on the same underlying assets held by Rich Uncles Real Estate Investment Trust I. Please also revise your disclosure to specify any procedures you have in place to address the conflicts existing from your investments in Rich Uncles Real Estate Investment Trust I.

Redeemable Common Stock, page 80

8. We note your disclosure that 832 shares were tendered for redemption as of September 30, 2016, and that they were repurchased on October 3, 2016. Please revise your disclosure to identify the source of cash used to fund the fulfilled redemption requests and to state the average price per share for shares redeemed.

Share Repurchase Program, page 113

Post-NAV Calculation, page 115

9. We note your disclosure on page 115 that any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable date of repurchase, and that you will disclose any such determination to your current and prospective stockholders. Please revise your disclosure to state the time frame within which you will disclose such a determination to your current and prospective stockholders and by what means you will do so. Please also indicate whether such disclosure will remind shareholders with unsatisfied repurchase requests that their requests must be resubmitted at the start of the next month or quarter, as applicable.

10. Please file your updated Share Repurchase Program as an exhibit to the registration statement.

Supplemental Sales Material, page 119

11. Please confirm that you will submit sales material to be used in connection with this offering to us prior to its use, as required by Item 19.D of Industry Guide 5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Gregory W. Preston, Esq.
        Corporate Law Solutions, P.C.